Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

This correspondence was distributed on January 13, 2012

As an important partner of Aon, we wanted to make sure you were aware of this morning’s announcement:

•                  This morning we announced the relocation of our corporate headquarters to the U.K., which includes a change of our place of incorporation from Delaware to the U.K., and the relocation of several key executive officers to London

•                  This transaction will require a shareholder vote to approve, is expected to close in the second quarter and additional details can be found in the S-4 prospectus that was filed with the SEC this morning

We expect to drive significant value to shareholders, under a U.K. territorial tax system, in three primary ways:

•                  First, as we deliver on our operating margin targets, and uses of cash, such as pension contributions and restructuring decline over the next several years, we expect greater financial flexibility of future free cash flow

•                  Second, access to approximately $300 million of excess capital held internationally on the balance sheet upon close of the transaction

•                  Third, increasing future cash flows through a significant reduction in our global effective tax rate, due primarily to changes in the geographical distribution of income. A reduction in our global tax rate over the long-term, similar to the reduction achieved over the last five years, would allow Aon to remain competitive with certain global competitors

In summary, this move is a natural evolution of Aon’s long-term strategy as a global firm; and the financial flexibility resulting from the transaction will further enhance Aon’s ability to:

•                  Drive future growth globally

•                  and Deliver increased shareholder value

We have attached the press release and S-4 prospectus that was filed with the SEC this morning for your convenience.

If you have any questions in the meantime, please feel free to reach out to Scott at 312-381-3983 or Erika at 312-381-5957.

We look forward to speaking with you after earnings and thank you for your continued support.

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.